Ameritas Life Insurance Corp.

NO SURRENDER CHARGE RIDER

This rider is made a part of the policy and is based on the application and payment of the premium. This rider is subject to the terms and provisions of the policy and this rider. If there is a conflict between the terms of the policy and the terms of this rider, the rider language controls. This rider may not be cancelled and will terminate when the policy to which it is attached terminates or the maturity date.

BENEFITS. By attachment of this rider to the policy, all policy references to surrender charges are not applicable. The ‘Free Withdrawal Amount’ provision of the policy is also inapplicable and removed entirely.

PREMIUMS. The ‘Allocating Premium’ provision of the policy is amended to include the following additional paragraph:

Allocation of more than 25% of any premium payment to the fixed account must first receive our approval. If prior approval is not received, we reserve the right to reallocate the excess above 25% of the premium payment pro-rata among your remaining investment options.

INVESTMENT OPTIONS. The ‘Fixed Account Option’ provision of the policy is revised as follows:

Replace the sentence:

We reserve the right, at our sole discretion, to limit or refuse premium payments and/or transfers allocated to the fixed account option if we are crediting an interest rate less than or equal to the nonforfeiture interest rate shown on the policy schedule.

With the following:

We reserve the right, at our sole discretion, to limit or refuse premium payments and/or transfers allocated to the fixed account option. We will provide you at least 30 days advance written notification before exercising this right. We will provide you with written notice when we lift the restriction, in whole or in part.

TRANSFERS. The Maximum Transfer into Fixed Account amount shown on your policy schedule is revised to be 10% of the separate account value as of the previous policy anniversary, per policy year.

RIDER CHARGE. Beginning with the policy date, each month until the rider terminates, we will deduct a rider charge pro-rata from your fixed account and subaccounts. The current and maximum charges are stated on your rider schedule. When your rider is issued, the current charge applies. After the first policy year, we reserve the right to change the current charge at any time; however, your charge will never exceed the maximum charge.  If the rider charge rate increases, we will notify you at least 30 days prior to the policy anniversary.

AMERITAS LIFE INSURANCE CORP.

[	SPECIMEN	SPECIMEN	]
President		Secretary

ICC15 NSCR 8-15